UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)

Akcea Therapeutics, Inc.

(Name of Subject Company)

Akcea Therapeutics, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

00972L107

(CUSIP Number of Common Stock)

Damien McDevitt

Chief Executive Officer

Akcea Therapeutics, Inc.

22 Boston Wharf Road, 9th Floor

Boston, MA 02210

(617) 207-0202

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Zachary R. Blume

Christopher D. Comeau

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, Massachusetts 02199

(617) 951-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Akcea Therapeutics, Inc., a Delaware corporation (the “Company”), initially filed with the Securities and Exchange Commission (the “SEC”) on September 14, 2020 (as amended or supplemented from time to time, the “Schedule 14D-9”).

The Schedule 14D-9 and this Amendment relate to the cash tender offer (the “Offer”) by Avalanche Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Ionis Pharmaceuticals, Inc., a Delaware corporation (“Ionis”), to acquire all of the outstanding Shares at a price per Share equal to $18.15, net to the seller of such Shares in cash, without interest (the “Offer Price”) and subject to any withholding of taxes in accordance with the Agreement and Plan of Merger, dated as of August 30, 2020 (together with any amendments or supplements thereto, the “Merger Agreement”), among the Company, Ionis and Purchaser, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 14, 2020 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”). The Offer is described in the Tender Offer Statement on Schedule TO filed by Ionis and Purchaser with the SEC on September 14, 2020, as amended or supplemented from time to time.

Four complaints have been filed by purported stockholders of the Company alleging that the Schedule 14D-9 contains omissions and misrepresentations that render it false and misleading. On September 23, 2020, a purported stockholder of the Company named Eric Sabatini filed a complaint against the Company, members of the board of directors of the Company (the “Board”), Purchaser and Ionis in the United States District Court for the District of Delaware, captioned Sabatini v. Akcea Therapeutics, Inc., et al., Case No. 20-cv-01281 (the “Sabatini Complaint”). The Sabatini Complaint is filed with the Schedule 14D-9 as Exhibit No. (a)(5)(E). On September 28, 2020, another purported stockholder of the Company named Elaine Wang filed a complaint against the Company and members of the Board in the United States District Court for the District of Delaware, captioned Wang v. Akcea Therapeutics, Inc., et al., Case No. 20-cv-01298 (the “Wang Complaint”). The Wang Complaint is filed with the Schedule 14D-9 as Exhibit No. (a)(5)(F). On September 29, 2020, another purported stockholder of the Company named Stephen Bushansky filed a complaint against the Company and members of the Board in the United States District Court for the Southern District of California, captioned Bushansky v. Akcea Therapeutics, Inc., et al., Case No. 20-cv-01933 (the “Bushansky Complaint”). The Bushansky Complaint is filed with the Schedule 14D-9 as Exhibit No. (a)(5)(G). On October 2, 2020, another purported stockholder of the Company named Scott Crum filed a complaint against the Company and members of the Board in the United States District Court for the Eastern District of New York, captioned Crum v. Akcea Therapeutics, Inc., et al., Case No. 20-cv-04692 (the “Crum Complaint”). The Crum Complaint is filed with the Schedule 14D-9 as Exhibit No. (a)(5)(H). The complaints in these four cases allege that, among other things, the defendants violated Sections 14(e), 14(d), and 20(a) of the Securities Exchange Act of 1934, as well as Rule 14d-9 promulgated thereunder, by omitting or misrepresenting certain allegedly material information from the Schedule 14D-9 in connection with the Offer. The complaints allege that these omissions and misrepresentations rendered the Schedule 14D-9 false and misleading. We refer to the four complaints collectively as the “Tender Offer Litigation.”

The Company believes the allegations and claims asserted in the Tender Offer Litigation are without merit and that supplemental disclosures are not required or necessary under applicable laws. However, in order to avoid the risk of the Tender Offer Litigation delaying or otherwise adversely affecting the transactions and to minimize the costs, risks and uncertainties inherent in defending the Tender Offer Litigation, and without admitting any liability or wrongdoing, the Company is hereby voluntarily amending and supplementing the Schedule 14D-9 as described in this Amendment. The Company denies that it has violated any laws or that the Company or any member of the Board breached any duties to the Company’s stockholders. Nothing in this Amendment shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein.

The following supplemental disclosures will not affect the merger consideration to be received by stockholders of the Company in connection with the Offer or the timing of the Offer, which will expire at one minute after 11:59 p.m. Eastern Time, on October 9, 2020 (the “Expiration Date”) unless Purchaser has extended the Offer in accordance with the terms of the Merger Agreement, in which event the term “Expiration Date” will mean the date to which the initial expiration date of the Offer is so extended.

The information in the Schedule 14D-9, including all exhibits and annexes that were previously filed with the Schedule 14D-9, is incorporated into this Amendment by reference, except that such information is hereby amended and supplemented to the extent specifically provided herein. Capitalized terms used herein and not defined shall have the meanings ascribed to them in the Schedule 14D-9.

Item 4. The Solicitation or Recommendation.

Item 4 is hereby amended and supplemented as follows:

(1) The fourth full paragraph on page 21 under the heading “Background of the Offer and the Merger” is hereby replaced with the following:

“In April and May 2019, at the direction of the Board and management of the Company, representatives of Cowen contacted eleven potential counterparties regarding a strategic transaction. Two of these companies, each a large, multi-national pharmaceutical company, entered into confidential disclosure agreements with the Company, including a company referred to in this section as Party A. Each of those confidential disclosure agreements included a standstill provision that included a “don’t ask don’t waive” provision, but those standstill provisions expired in accordance with their respective terms prior to the execution of the Merger Agreement. On June 10, 2019, Party A submitted a written, non-binding proposal to acquire 100% of the outstanding common stock of the Company for $23.50 per Share (the “Party A Proposal”), a 6.9% premium to the Company’s closing trading price on such date. No other transaction proposals were submitted. The Board ultimately rejected the Party A Proposal as providing insufficient consideration to the Company’s stockholders, but invited Party A to submit a further bid at a higher price. Party A did not submit a revised bid to acquire the Company. The other party who had entered into a confidential disclosure agreement with the Company did not present any proposal for a strategic transaction. Given the limited interest evidenced by potential counterparties during the outreach process, the Company did not pursue additional outreach concerning a potential sale transaction, but instead continued to explore partnering and other strategic transactions in the ordinary course.”

(2) The first full paragraph on page 23 under the heading “Background of the Offer and the Merger” is hereby replaced with the following:

“Immediately following the Board meeting on July 11, 2020, the Affiliate Transactions Committee met to initiate its process for consideration of a Potential Transaction. The Affiliate Transactions Committee discussed Cowen’s prior work with the Company and concluded that, in light of its expertise, industry experience, prior relationship with the Company and familiarity with both the Company and Ionis and with its knowledge of the history of the relationship between the Company and Ionis, Cowen would be a good candidate to serve as the Affiliate Transactions Committee’s exclusive financial advisor. The Affiliate Transactions Committee also selected Cowen because Cowen is a nationally-recognized investment banking firm and because, as part of its investment banking business, Cowen is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. The Affiliate Transactions Committee further discussed that Cowen had effectively represented a special committee of Akcea directors adverse to Ionis in connection with the 2018 transaction concerning TEGSEDI and AKCEA-TTR-LRx, and that subject to confirmation that there were no conflicts of which they were unaware, Cowen would be sufficiently independent from Ionis to serve effectively as the Affiliate Transaction Committee’s financial advisor in connection with a Potential Transaction. Having concluded that Cowen was qualified, deeply familiar with the Company and its products, and likely to be independent of Ionis, the Committee did not engage an alternative financial advisor. The Affiliate Transactions Committee also discussed Ropes & Gray’s capabilities and familiarity with the Company (including its engagement by the special committee of the Board formed in connection with the TTR Licensing Agreement). After further discussion, the Affiliate Transactions Committee decided to retain Ropes & Gray as its legal advisor with respect to the Potential Transaction.”

(3) The third full paragraph on page 23 under the heading “Background of the Offer and the Merger” is hereby replaced with the following:

“After a discussion with representatives of Cowen on July 13, 2020, the Affiliate Transactions Committee resolved to pursue the retention of Cowen as its exclusive financial advisor in connection with the Potential Transaction, subject to confirmation that there were no conflicts of which they were unaware.”

(4) The last paragraph on page 23 under the heading “Background of the Offer and the Merger” is hereby replaced with the following:

“On July 17, 2020, the Company and Ionis entered into the Non-Disclosure Agreement in connection with the Potential Transaction. That same day, the Affiliate Transactions Committee received Cowen’s responses to a questionnaire concerning any actual and potential conflicts in connection with the Potential Transaction, which confirmed that there were no conflicts of which the Affiliate Transactions Committee was unaware.”

(5) The first paragraph on page 26 under the heading “Background of the Offer and the Merger” is hereby replaced with the following:

“On August 24, 2020, the Sub-Committee held a telephonic conference with Young Conaway. Thereafter, Young Conaway, with approval by the Sub-Committee, hired Analysis Group, Inc. (“Analysis Group”) as an expert to assist it with advising the Affiliate Transactions Committee on its assessment of the potential value of the New Delaware Litigation to the Company and its minority stockholders were the Affiliate Transactions Committee to reject the Ionis proposal. Over the course of the ensuing week, Ms. Yanni, as chairperson of the Affiliate Transactions Committee and a member of the Sub-Committee, Young Conaway and Analysis Group held several conference calls to discuss the progress of Young Conaway’s work.”

(6) The second full paragraph on page 27 under the heading “Background of the Offer and the Merger” is hereby replaced with the following:

“On August 28, 2020, the Sub-Committee held a teleconference meeting to discuss the New Delaware Litigation. Additional attendees of the meeting were Young Conaway and Analysis Group, as well as Ropes & Gray. Young Conaway provided the Sub-Committee with an overview of the New Delaware Litigation, discussed the strengths and weaknesses of the claim and, with the assistance of Analysis Group, discussed potential damages recoveries. After discussion, the Sub-Committee concluded that—

given the costs to pursue the New Delaware Litigation, the significant uncertainty regarding the case (particularly due to its early stage), the likelihood of success (given the defenses available to the defendants at various stages in the litigation), the potential damages, the complexity and uncertainty around any calculation of damages, the distraction to the Company of the continued pendency of the case and the likely significant time frame to recovery—the opportunity to preserve the claim was ultimately not material to the Sub-Committee’s overall consideration of whether or not to accept an offer from Ionis in the range that Ionis had been proposing. Subsequently, the Affiliate Transactions Committee authorized Cowen to communicate to Ionis’s advisors that it was willing to pursue a signing over the upcoming weekend if Ionis was willing to accept an offer price of $18.25 per Share. Cowen subsequently conveyed to Goldman Sachs and Stifel that the Affiliate Transactions Committee was willing to pursue a signing of a Potential Transaction on Ionis’s proposed timetable if Ionis was willing to accept an offer price of $18.25 per Share.”

(7) The fourth full paragraph on page 27 under the heading “Background of the Offer and the Merger” is hereby replaced with the following:

“After discussion between Cowen, Goldman Sachs and Stifel on the evening of August 28, 2020, at which time Goldman Sachs and Stifel communicated that Ionis would proceed with a transaction at $18.15 per Share but would not offer a higher price in connection with a Potential Transaction, the Affiliate Transactions Committee agreed to proceed with respect to a Potential Transaction with Ionis based on a price of $18.15 per Share.”

Item 8. Additional Information.

Item 8 is hereby amended and supplemented as follows:

The following is added as a new section in Item 8 on page 54:

“Certain Litigation.

On October 2, 2020, a purported stockholder of the Company named Scott Crum filed a lawsuit against the Company and members of the Board in the United States District Court for the Eastern District of New York, captioned Crum v. Akcea Therapeutics, Inc., et al., Case No. 20-cv-04692 (the “Crum Complaint”). The Crum Complaint alleges that the Company and the members of the Board violated Sections 14(e) and 14(d) of the Exchange Act, as well as Rule 14d-9, by failing to disclose certain supposedly material information in this Schedule 14D-9 in connection with the Transactions, which they allege rendered this Schedule 14D-9 false and misleading. In addition, the Crum Complaint alleges that members of the Board acted as controlling persons of the Company within the meaning and in violation of Section 20(a) of the Exchange Act to influence and control the dissemination of the allegedly defective Solicitation/Recommendation Statement. The Crum Complaint seeks, among other things, an order enjoining consummation of the Transactions; rescission of the Transactions if they have already been consummated and rescissory damages; a declaration that the defendants violated Sections 14(e), 14(d)(4) and 20(a) of the Exchange Act, and Rule 14d-9; and an award of plaintiff’s costs, including reasonable allowance for attorneys’ and experts’ fees and expenses.

The outcome of this lawsuit cannot be predicted with certainty. If a preliminary injunction were to be granted it could delay or jeopardize the completion of the Transactions, and an adverse judgment granting permanent injunctive relief could indefinitely enjoin the completion of such Transactions. If additional similar complaints are filed, absent new or different allegations that are material, the Company will not necessarily announce such additional filings.

The foregoing description does not purport to be complete and is qualified in its entirety by reference to the Crum Complaint, a copy of which is attached as Exhibit (a)(5)(H) to this Schedule 14D-9 and is hereby incorporated herein by reference.”

Item 9. Exhibits.

Item 9 is hereby amended and supplemented as follows:

The following Exhibit is hereby added:

Exhibit No.	Description

(a)(5)(H)	Complaint, dated October 2, 2020 (Crum v. Akcea Therapeutics, Inc., et al.)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 2, 2020	AKCEA THERAPEUTICS, INC.

	By:	/s/ Joshua Patterson
		Name:	Joshua Patterson
		Title:	General Counsel